Exhibit 99.8

YANDEX N.V.

Board Rules

(as adopted as of [•] 2019)

Article 13.2 of the articles of association (the “Articles of Association”) of Yandex N.V. (the “Company”) requires that the board of directors of the Company (the “Board”) draws up board rules (the “Board Rules”) to deal with matters that concern the Board and its committees. Therefore, the Board has adopted these Board Rules on [•] 2019. The Board Rules are supplementary to the Articles of Association, the Corporate Governance Guidelines of the Company and any applicable laws and regulations.

Capitalized terms used but not defined in these Board Rules shall have the meaning set forth in the Articles of Association.

A.            Board Meetings

1              Convocation. Board meetings may be held at such time and place as the Board, the Chairman or the Chief Executive Officer may from time to time determine. Board meetings shall be convened by means of a written notice by the Board, the Chairman or the Chief Executive Officer. All notices shall be given by e-mail and shall be deemed adequately delivered when the notice is transmitted.

2              Notice Period. All Directors shall be given reasonable notice of regular Board meetings at least 72 hours prior to the date of the meeting. Notice of special Board meetings shall be given at least 24 hours prior to such meeting. Any such notice period may be shortened at the discretion of the Chairman or the Chief Executive Officer for good cause, and the taking of any such action by such individual shall be conclusive evidence that it was taken for good cause.

3              Details of Board Meetings. Notice of a Board meeting shall include the date, time, place and agenda for that Board meeting and shall be sent to the Directors in writing. Directors may participate in a meeting of the Board by means of telephone or video conference or similar communications equipment, provided that all persons participating in the meeting can hear, and be heard by, one another, and participation in a meeting in such a manner shall constitute presence in person at such Board meeting.

4              Formalities. If a Board meeting has not been convened in accordance with paragraphs A.1, A.2 or A.3, resolutions may nevertheless be passed at such Board meeting if all Directors are present or if those not present waive such convocation formalities before or after the meeting.

5              Board action without meeting. Resolutions may be adopted by the Board without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object in writing against a resolution being adopted in this way prior to the adoption of the resolution. A resolution shall in this case be adopted if the majority of all Directors then in office shall have executed a written consent in favor of the adoption of the resolution concerned. The secretary, or, in his or her absence, any assistant secretary shall file any such resolution with the minutes of the proceedings of the Board.

6              Chairman; Secretary. All Board meetings shall be chaired by the Chairman or in his absence another Director designated by the Directors present at the Board meeting. The chairman of the Board meeting shall appoint a secretary to prepare the minutes of the Board meeting. The secretary does not necessarily need to be a Director.

7              Minutes. Minutes of Board meetings shall be confirmed and signed by the Chairman, certified by a Director and filed with the minutes of the proceedings of the Board.

8              Proxy. A Director may in respect of a specific Board meeting be represented only by another Director duly authorized in writing, and such authorization shall constitute presence by proxy at such meeting. A Director may not act as proxy for more than one other Director.

B.            Decision Making

1              General Decision Making. The Board shall resolve on all matters in the manner provided for in the Articles of Association, except as provided below in this section B.

2              Unanimous Decision Making. The following matters are specific matters on which the Board shall resolve unanimously (including at least one (1) Designated Director):

•      Any amendment to these Board Rules

•      Any amendment to the Nominating Committee Charter of the Company

•      Any amendment to the Public Interest Committee Charter of the Company

3              Supermajority Decision Making.

•      The Board shall resolve on the appointment of the General Director of Yandex LLC (the “LLC General Director”) in the ordinary course of business with a Special Majority (as this term is defined in the Articles of Association), including at least one Designated Director; provided, however, that if one or more proposed candidates for the position of LLC General Director is rejected on five times solely because neither Designated Director has voted in favor of such candidates, the appointment of a candidate shall then require only a a Special Majority increased with one affirmative vote.

Notwithstanding the foregoing, the previously serving LLC General Director shall automatically be reappointed as LLC General Director at the end of the service of an Interim General Director (as such term is defined in the charter of Yandex LLC) pursuant to the procedure prescribed in the charter of Yandex LLC, unless otherwise resolved by a Special Majority increased with one affirmative vote.

•      The Board shall resolve on the provision of consent to any amendment to the charter of the International Foundation “Public Interest Foundation” (Международный фонд «Фонд общественных интересов»), by a Special Majority, including at least one Designated Director.

•      The Board shall resolve from time to time on a list of acceptable candidates to serve as temporary General Director of Yandex LLC in the circumstances set forth in the charter of Yandex LLC by a Special Majority, including both Designated Directors (or, if only one Designated Director is then in office, including such Designated Director); provided, however, that if no Designated Directors are then in office, such list of acceptable candidates shall be approved by the holder of the Priority Share pursuant to a written notice from such holder to the Board.

4              Other Decision Making. Without limiting the generality of paragraph 1 above, the following matters are specific matters on which the Board shall resolve by a Special Majority:

•      The grant of any consent under, or release of any party (in whole or in part) from its obligations under, any agreement pursuant to which such party has undertaken to the Company not to sell, transfer or otherwise dispose of any Shares in the Company.

•      The proposal of any resolutions (or recommendations in respect of shareholder proposals), other than any nominations of candidates for Director recommended by the Nominating Committee (which is governed by paragraph 7 below), to the General Meeting of Shareholders.

5              Satisfaction of Eligibility Criteria. The Board shall, by absolute majority, determine whether any candidate for election as a Non-Executive Director satisfies the eligibility criteria set forth in Article 12(2) of the Articles of Association, or to waive any such criteria in respect of a specific candidate. In the event that the Board determines that any proposed candidate for nomination as a Designated Director may not satisfy any of such criteria, the Board may obtain an opinion of a reputable legal counsel in the Netherlands (which shall be a firm included in Band 1 or Band

2 of the Chambers and Partners ranking on “Corporate & M&A: Netherlands”, or in Tier 1 or Tier 2 of Legal500 ranking on “Commercial, Corporate and M&A: Netherlands”) as to whether, based on the facts available, such candidate satisfies such criteria; such opinion shall be determinative as to the matters addressed therein and the Board may adopt a decision in accordance therewith.

6              Authority of Designated Director(s). Each Designated Director shall by way of delegation by the Board be duly authorized to vote on behalf of the Company on any resolution of the meeting of participants of Yandex LLC, to the extent any such resolution concerns a matter (i) within the scope of the Public Interest Committee, and (ii) that has been approved in accordance with the charter of the Public Interest Committee.

7              Adoption of Recommendations of Nominating Committee.  The Board shall adopt the recommendations of Subcommittee II of the Nominating Committee in respect of any nominations of candidates for election as Class II Directors (as defined in the charter of the Nominating Committee), unless the Board resolves otherwise by a supermajority of at least ten (10) Directors.

8              Authority of Executive Directors.

•      Either Executive Director shall have the authority to exercise the rights of the Company in respect of any waiver or the revocation of any waiver of any eligibility criteria set forth in the charter of International Foundation “Public Interest Foundation” (Международный фонд «Фонд общественных интересов») (the “Foundation”) in respect of “Directors C” (as defined therein).

•      Any restriction of the inherent authority of an Executive Director shall require a resolution by a Special Majority increased with one affirmative vote.

9              Absence of Designated Directors.  In the event that no Designated Director is then in office, the provisions in respect of Designated Directors set forth in this Section B (other than B.2 and B6) shall not apply.

C.            Conflict of Interest

1              Conflict of Interest. A Director shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest which is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”), which shall be determined outside the presence of the Director concerned. All transactions, where there is a Conflict of Interest, must be concluded on terms that are customary in the branch concerned and approved in the Board. In addition, the Board as a whole may determine that there is such a strong appearance of a Conflict of Interest of a Director in relation to a specific matter, that it would be inappropriate for such Director to participate in discussions and the decision making process with respect to such matter.

2              A Director shall promptly report any Conflict of Interest to the Chairman and shall provide all relevant information concerning such Conflict of Interest.

D.            Duties and powers - allocation of tasks - Board committees

1              The Board is in charge of the management of the Company. The duties, powers and authorities of the Board are divided between the Executive Director(s) and Non-Executive Directors, whereby the Executive Director(s) will be responsible for the management of the day to day affairs of the Company and the Non-Executive Directors will be responsible for the supervision of the execution of the duties and responsibilities of the members of the Board and of the general course of affairs of the Company and its business.

2              The Board may determine, in accordance with Article 13.2 of the Articles of Association that one or more Directors can lawfully adopt resolutions (rechtsgeldig besluiten) concerning matters belonging to his or their duties within the meaning of Section 2:129a paragraph 3 of the Dutch Civil Code, such duties to be determined by a resolution of the Board, provided that any Directors that adopt any resolutions within the meaning of Section 2:129a paragraph 3 of the Dutch Civil Code will have to inform the other Directors thereof within a reasonable time.

3              The Board installs hereby the following committees consisting of members of the Board:

a.     an audit committee (the “Audit Committee”) consisting of three Non-Executive Directors, each of whom shall satisfy the Independence Criteria, and none of whom shall be a Designated Director (unless otherwise approved by all other Directors), which shall have the powers and authority set forth in its charter, as the same may be adopted and approved by the Board from time to time, acting by simple majority;

b.     a compensation committee (the “Compensation Committee”) consisting of three Class II Directors (as defined in the Nominating Committee Charter), each of whom shall satisfy the Independence Criteria, which shall have the powers and authority set forth in its charter, as the same may be adopted and approved by the Board from time to time, acting by simple majority;

c.     a corporate governance committee (the “Corporate Governance Committee”) consisting of three Class II Directors, each of whom shall satisfy the Independence Criteria, which shall have the powers and authority set forth in its charter, as the same may be adopted and approved by the Board from time to time, acting by simple majority;

d.     an investment committee (the “Investment Committee”) consisting of three Class II Directors, which shall have the powers and authority set forth in its charter, as the same may be adopted and approved by the Board from time to time, acting by simple majority;

e.     a nominating committee (the “Nominating Committee”) consisting of five Non-Executive Directors, each of whom shall satisfy the Independence Criteria, and one of whom shall be a Designated Director (provided that at least one Designated Director is then in office), which shall have the powers and authority set forth in its charter, as the same may be adopted and approved by the Board, acting unanimously; provided that no more than one member shall be a Designated Director; and

f.     a public interest committee (the “Public Interest Committee”) consisting of three Directors, of whom one shall be the Executive Director then serving as Chief Executive Officer, and two of whom shall be Designated Directors (provided that both Designated Directors are then in office), which shall have the powers and authority set forth in its charter, as the same may be adopted and approved by the Board, acting unanimously;

4              The Board may resolve to establish any other standing or ad hoc committees as it may deem appropriate from time to time.

E.            Meetings of committees of the Board

1              Time and place of Board committee meetings. Unless otherwise provided by the charter of the respective Board committee, each Board committee shall meet as often as it deems necessary in order to perform its responsibilities. Committee meetings shall be held at such time and place as the chairperson of each Board committee or a majority of the members of each Board committee may from time to time determine.

2              Notice of Board committee meetings. Unless otherwise provided by the charter of the respective Board committee, notice of each meeting of a Board committee shall be given by the chairperson of the committee to each committee member. The notice of the meeting shall state the time and place of the meeting and the matters to be considered at the meeting.

Unless otherwise provided by the charter of the respective Board committee:  Notice of meetings of Board committees shall be given at least three days before the date of the meeting. Notice of special meetings shall be given at least 24 hours prior to such meeting. Such notice period may be shortened at the discretion of the chairperson of the committee for good cause and the taking of any such action shall be conclusive evidence that it was for good cause.

A meeting of a Board committee may be held at any time without notice if all committee members are present or if those not present waive notice either before or after the meeting.

Notice of each meeting of a Board committee shall be given by e-mail and shall be deemed adequately delivered when the notice is transmitted.

3              Organization. The chairperson of a Board committee, or in his or her absence, a committee member chosen by the majority of the committee members present at a meeting shall preside at, and act as chairperson of, any meeting of such committee.

The minutes of Board committee meetings shall be confirmed by the chairperson and the secretary of the meeting (if any), signed by them and filed with the minutes of the proceedings of the committee.

4              Participation in Board committee meetings. Members of a Board committee may participate in a meeting of such committee by means of telephone or video conference or similar communications equipment by means of which all persons participating in the meeting can hear, and be heard by, one another, and participation in such a manner in a meeting shall constitute presence in person at such meeting.

5              Quorum. Except as otherwise required by applicable law, the Articles of Association, the committee charter or the resolution of the Board designating the committee, the presence in person of a majority of the total number of members of a Board committee (and if the Board committee consists of an even number of members, at least one-half) shall be required and constitute a quorum for the transaction of business, including the adoption of resolutions. If any meeting of a Board committee a quorum is not present, the Board committee members present or the chairperson may adjourn the meeting, without notice other than adjournment at the meeting, until a quorum shall be present.

6              Committee Action at Meeting. Resolutions shall be recorded in the minutes of a meeting pursuant to the last paragraph of E.3 above.

7              Committee Action Without Meeting. Resolutions may be adopted by a Board committee without convening a meeting if all committee members shall have expressed their opinions in writing, unless one or more committee members shall object against a resolution being adopted in this way prior to the adoption of the resolution. A resolution shall in this case be adopted, subject to specific provisions set forth in the respective Board committee charter, if the majority of all committee members shall have executed a written consent in favor of the adoption of the resolution concerned. The secretary or, in his or her absence, any assistant secretary shall file any such resolution with the minutes of the proceedings of the committee.

8              Agenda for Meetings. The chairperson of a Board committee, in consultation with other committee members and appropriate members of management, will establish the agenda for each meeting of the committee.

9              Materials Distributed in Advance. Information material to the understanding of the items of business to be considered at a meeting of a Board committee shall generally be distributed to committee members in advance of the meeting to allow reasonable time for review prior to the meeting. The committee members acknowledge, however, that from time to time the distribution of such materials prior to a meeting may not be practicable or advisable.

F.            Amendment Board Rules

1              The amendment of these Board Rules requires the unanimous approval of the Board.